Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

June 27, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10801
FT Short Duration Fixed Income Model Portfolio, 3Q '23
(the “Trust”)
CIK No. 1970985 File No. 333-271757

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.The Staff notes that the disclosure states that one factor the Committee considers in determining ETF allocations is “credit fundamentals (metrics impacting overall credit risk for a fixed income asset type, including rate of default and trends in earnings).” Please explain how prioritizing ETFs with lower rates of default is tied to credit ratings and how it is measured.

Response:The Trust notes that securities with lower credit ratings, such as high yield securities, typically have higher rates of default than investment grade securities. While the Trust does not have a specific metric used to measure credit fundamentals, the Committee considers the trailing 12-month default rate for the securities held by the underlying ETFs, as well as the expectation for default rates going forward, to make the determination of how much to allocate to each ETF held by the Trust. The disclosure will be revised accordingly.

Risk Factors

2.If the Funds held by the Trust invest in emerging markets, please add relevant risk disclosure.

Response:In accordance with the Staff’s comment, if the Trust’s final portfolio has exposure to funds that invest in emerging markets, appropriate disclosure will be added to the Trust’s prospectus.

3.If the Funds held by the Trust invest in subprime residential mortgage loans, please add relevant risk disclosure.

Response:In accordance with the Staff’s comment, if the Trust’s final portfolio has exposure to funds that invest in subprime residential mortgage loans, appropriate disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon